Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

THE ANDERSONS, INC.

(Dollars in thousands)

	Three months ended March 31,
	2012	2011
Computation of earnings
Pretax income (a)	$23,686	$19,948
Add:
Interest expense on indebtedness	5,330	7,336
Amortization of debt issue costs	423	296
Interest portion of rent expense (b)	1,816	2,037
Distributed income of equity investees	12,885	8,618

Earnings	$44,140	$38,235

Computation of fixed charges
Interest expense on indebtedness	$5,330	$7,336
Amortization of debt issue costs	423	296
Interest portion of rent expense (b)	1,816	2,037

Fixed charges	$7,569	$9,669

Ratio of earnings to fixed charges	5.83	3.95

(a)	Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b)	The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.